VIA EDGAR

May 1, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Construction Partners, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-224174)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (ET) on May 3, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 23, 2018, through the date hereof:

Preliminary Prospectus dated April 23, 2018:

1,313 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters

Robert W. Baird & Co. Incorporated

By:	/s/ Katherine Kasper
Name:	Katherine Kasper
Title:	Vice President

[Signature Page to Acceleration Request by Underwriters]

Very truly yours,

As Representative of the several Underwriters

Raymond James & Associates, Inc.

By:	/s/ Justin Roman
Name:	Justin Roman
Title	Senior Vice President

[Signature Page to Acceleration Request by Underwriters]

Very truly yours,

As Representative of the several Underwriters

Stephens Inc.

By:	/s/ Wilbur Ellis
Name:
Title:

[Signature Page to Acceleration Request by Underwriters]